UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009.
Commission File Number 000-50656
InNexus Biotechnology Inc.
(Translation of registrant’s name into English)
1055 W. Hastings Street, Suite 2200 Vancouver, BC V6E 2E9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InNexus Biotechnology Inc. (Registrant)
Date May 18, 2009	By:	/s/ Jeff Morhet
(Signature)*
Jeff Morhet, CEO and Chairman

*	Print the name and title under the signature of the signing officer.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
NOTICE OF NO AUDITOR REVIEW OF
INTERIM FINANCIAL STATEMENTS
Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.
The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.
The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	March 31,	June 30,
	2009	2008
	(unaudited)	(audited)
ASSETS

Current assets:
Cash and cash equivalents — unrestricted	$33,907	$3,121,819
Cash held in trust	366,287	461,188
Cash committed for drug development	—	—
Accounts receivable	29,542	43,628
Prepaid expenses and other	121,072	118,641

Total current assets	550,808	3,745,276

Property and equipment, net	2,003,477	2,383,106

Technology rights, net	31,247	78,119

Deferred development costs	—	—

Capitalized product development (DXL625)	2,676,903	—

TOTAL ASSETS	$5,262,435	$6,206,501

LIABILITIES AND SHAREHOLDERS’ EQUITY
Working Capital	(2,504,992)	2,205,740
Current liabilities:
Accounts payable	2,427,513	318,503
Accrued liabilities	373,829	617,068
Commitment for drug development	—	—
Interest payable on debt portion of preferred shares	—	—
Accrued interest — unsecured debenture	141,584	—
Dividend payable (note 8(c))	112,339	603,541
Debt portion of preferred shares (note 8(c))	535	424

Total current liabilities	3,055,800	1,539,536

Long-term liabilities:
Convertible debentures	4,567,000	—
Discount on notes payable	(909,406)	—

Total long-term liabilities	3,657,594	—

Shareholders’ equity:
Common shares, no par, unlimited shares authorized, 69,621,116 issued and outstanding (June 30, 2008 — 69,621,116) (note 8(c))	14,507,157	14,532,157
Preferred shares — exchangeable, no par, 6,917,188 shares authorized 2,258,594 issued and outstanding (June 20, 2008 — 2,258,594) (note 8(c))	60,286	60,286
Preferred shares — series A convertible, no par, 27,500 shares authorized 3,325 issued and outstanding (note 8(c)) (June 20, 2008 – 22,565) (note 8(c))	1	1
Contributed surplus	8,152,779	8,523,406
Deficit accumulated during the development stage	(24,171,182)	(18,448,885)

Total shareholders’ equity	(1,450,959)	4,666,965

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,262,435	$6,206,501

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board of Directors:

“Jeff Morhet” JEFF MORHET	Director	“Wade Brooksby” WADE BROOKSBY	Director

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Operations and Accumulated Deficit
(Expressed in Canadian dollars)
(unaudited)

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2009	2008	2009	2008

Revenues:
Analytical Sales	$—	$—	$—	$1,014
Contract Revenues	—	411,123	—	411,123
Rental Revenue	—	31,377	—	47,322

Total revenues	—	442,500	—	459,459

Operating expenses (note 11):
Reimbursements received for development commitment (note 6(a))	—	(409,108)	—	(1,901,251)
Research and development	621,855	943,288	1,900,920	3,015,261
General and administrative	1,256,049	972,629	3,404,681	3,232,745
General and administrative — related party (note 5)	—	8,982	—	98,685

Total operating expense	1,877,905	1,515,791	5,305,602	4,445,440

Operating loss	(1,877,905)	(1,073,291)	(5,305,602)	(3,985,981)

Other income (expense):
Interest income	25	7,841	1,377	67,041
Interest expense (note 8(c))	(219,161)	(67,712)	(414,189)	(176,769)
Gain on sale of fixed assets	(3,882)	—	(3,882)	—

Total other income	(223,018)	(59,871)	(416,694)	(109,728)

Net loss and comprehensive loss	$(2,100,923)	$(1,133,162)	$(5,722,296)	$(4,095,709)

Deficit accumulated during the development stage, beginning of period	$(22,070,258)	$(15,523,790)	$(18,448,885)	$(12,561,243)

Deficit accumulated during the development stage, end of period	$(24,171,182)	$(16,656,953)	$(24,171,182)	$(16,656,953)

Basic and diluted loss per share (note 9)	$(0.029)	$(0.030)	$(0.078)	$(0.085)

Weighted average number of common shares outstanding (note 9)	75,267,511	54,935,761	75,267,511	54,302,434
See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian dollars)
(unaudited)

			Preferred Shares		Preferred Shares			Deficit accumulated
	Common Shares		Exchangeable		Series A Convertible		Contributed	during the
	Shares	Amount	Shares	Amount	Shares	Amount	Surplus	development stage

BALANCES, June 30, 2007	52,098,253	$11,973,466	2,758,594	$186,748	22,565	$1	$5,481,725	$(12,561,243)

Conversion of Preferred Shares Exchangeable	500,000	126,462	(500,000)	(126,462)	—	—	—	—
Issuance of common shares and warrants, net of issuance costs	1,136,363	168,289	—	—	—	—	76,624	—
Exercise of stock options	166,500	114,000					(64,050)
Stock based compensation	—	—	—	—	—	—	962,536	—
Net loss	—	—	—	—	—	—		(5,887,642)
Allocation of preferred shares - series A to debt	—	—	—	—	—	—	(397)	—
Placement	15,720,000	2,149,940					2,066,968

BALANCES, June 30, 2008	69,621,116	$14,532,157	2,258,594	$60,286	22,565	$1	$8,523,406	$(18,448,885)

Stock based compensation	—	—	—	—	—	—	477,212	—
Net loss	—	—	—	—	—	—		(5,722,296)
Allocation of preferred shares - series A to debt	—	—	—	—	—	—	(545)	(0)
Conversion of Preferred Shares Exchangeable to Debentures	—	—	—	—	(19,240)	—	(847,294)	(0)
Placement costs	—	(25,000)			—	—	—	—

BALANCES, March 31, 2009	69,621,116	$14,507,157	2,258,594	$60,286	3,325	$1	$8,152,779	$(24,171,182)

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(unaudited)

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2009	2008	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	$(2,100,923)	$(1,133,162)	$(5,722,296)	$(4,095,709)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Gross Depreciation/Amortization	242,490	161,899	484,801	428,799
Accrued interest preferred shares series A	(34,229)	67,695	88,110	176,759
Accrued interest — debentures	109,592	—	141,583	—
Stock-based compensation	229,129	130,618	353,800	759,410
Release of cash restricted for drug development	—	52,335	—	889,745
Changes in non-cash operating working capital:
Accounts receivable	(25,408)	1,014	(34,199)	—
Prepaids and other assets	(13,099)	(61,727)	45,854	74,547
Accounts payable and accrued liabilities	1,930,273	370,009	3,193,477	72,339
Deferred Revenue	—	—	—	—
Commitment for drug development	—	1,708,518	—	216,376

Net cash (used in)/provided by operating activities	337,824	1,297,199	(1,448,870)	(1,477,734)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash restricted for development equipment	—	(1,464,355)	—	(52,259)
Capitalized development costs	(1,207,657)	(385,062)	(2,676,903)	(385,062)
Purchase of equipment	28,272	(168,022)	(58,299)	(1,007,490)

Net cash (used in)/provided by investing activities	(1,179,385)	(2,017,439)	(2,735,203)	(1,444,811)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	—	69,000	—	69,000
Proceeds from share capital	—	247,251	1,121,162	247,251
Issuance Costs	—	—	(25,000)	—

Net cash provided by investing activities	—	316,251	1,096,162	316,251

Increase/(decrease) in cash and cash equivalents	(841,561)	(403,989)	(3,087,912)	(2,606,294)

Cash and cash equivalents, beginning of period	875,468	658,246	3,121,819	2,860,551

Cash and cash equivalents, end of period	$33,907	$254,257	$33,907	$254,257

SUPPLEMENTARY INFORMATION
Interest paid	—	—	—	—
Taxes paid	—	—	—	—

NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion to debentures	—	—	—	—
Accretion of preferred shares series A to debt	—	106	1,200	184
Capitalized depreciation	55,459	—	178,232	—
Exercise of stock options	—	78,219	—	78,219
Warrants for issuance costs	—	—	—	47,758
Capitalized stock based compensation	60,275	—	120,062	—
See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
1. Going concern:
InNexus Biotechnology Inc. (“InNexus,” “IXS” or the “Company”) is incorporated under the laws of British Columbia. On July 3, 2003, the Company changed its name from Cusil Venture Corporation (“Cusil”) to InNexus Biotechnology Inc. in connection with a business combination. The Company is a drug development company focused on commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (“DXLTM”) technology. DXLTM technology seeks to improve the therapeutic potency of existing monoclonal antibody products by increasing the binding to target antigen, enhancing antibody effector functions and installing new properties into antibodies. The Company is a development stage enterprise and commercial operations have not yet commenced.
The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s continuation as a going concern is uncertain and dependent on successfully bringing its technologies to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. These consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company not be able to continue in its operations.
2. Significant accounting policies:
(a) Basis of presentation:
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its subsidiaries InNexus, Inc. (“IXI”), InNexus Exchange Corp. (“IEC”), both of which are U.S. corporations, InNexus Biotechnology International Limited (“IBIL”) and InNexus Bioscience (Barbados) Inc., Barbados corporations, and North Bioscience Inc., a British Columbia corporation, all of which are wholly-owned. All intercompany transactions and balances have been eliminated.
Effective June 27, 2003, Cusil, which on July 3, 2003 changed its name to InNexus Biotechnology Inc., with its wholly owned subsidiary IEC, completed the acquisition of 100% of the outstanding shares of IXI. Concurrently, the shareholders of IXI obtained control of Cusil/lnNexus through the exchange of IXI shares for shares of the Company; as a result, Cusil/InNexus’ transaction with IXI has been accounted for in these consolidated financial statements as a reverse takeover. Consequently, the consolidated statements of operations and deficit and cash flows for the period from IXI’s incorporation on July 20, 1997 to June 30, 2003 reflect IXI’s results from operations and cash flows combined with those of Cusil/InNexus from the reverse takeover on June 27, 2003 to June 30, 2003. In subsequent periods, the consolidated statements of operations, and deficit and cash flows reflect the results of operations and cash flows of the consolidated Company.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
2. Significant accounting policies (continued):
(b) Development stage enterprise:
The accompanying consolidated financial statements have been prepared in accordance with the provisions of The Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline (AcG-11) Enterprises in the Development Stage.
(c) Cash and cash equivalents:
Cash equivalents are highly liquid investments which are readily convertible to contracted amounts of cash having an original maturity of three months or less. Restricted cash is contractually obligated to be used by the Company for normal and routine operations related to specific research activities in existence at the time of the restriction. Cash held in trust represents funds of the Company which are disbursed upon final closing of legal processes such as private placement agreements. Periodically, the Company’s cash balances may be in excess of federally insured limits. At March 31, 2009 and June 30, 2008, there were no restricted cash balances.
(d) Property and equipment:
Property and equipment are recorded at cost less accumulated amortization. Amortization is provided on the straight line basis over the estimated useful lives from the time the equipment is put in use:

Asset	Rate

Laboratory equipment	five years
Computer hardware and software	three years
Office equipment	five years
Leasehold improvements	ten years
Gains and losses on depreciable assets retired or sold are recognized in the statement of operations in the year of disposal. Repairs and maintenance expenditures are expensed as incurred.
(e) Technology rights:
Acquisition costs for technology rights are capitalized and amortized on a straight-line basis over their estimated useful lives of five years.
Research costs are charged as an expense in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless they meet generally accepted criteria for deferral and amortization. Once they meet the criteria for deferral and amortization, the Company defers further costs directly related to the development of the project, net of refundable investment tax credits and government assistance, until such time as the project reaches commercial production or the project is abandoned or sold. At that time, all deferred costs on that project will either be amortized over its estimated useful life, or written-down to the estimated amount recoverable, as appropriate.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
2. Significant accounting policies (continued):
(e) Technology rights (continued):
The carrying value of technology rights does not necessarily reflect present or future values. The ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these technology rights.
(f) Impairment or disposal of long-lived assets:
The Company assesses the impairment of equipment or technology rights whenever events or changes in circumstances indicate that the carrying values may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable and exceeds its fair value. The carrying amount of the long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposal of the asset. No provision for write-downs with respect to long-lived assets has been made to date.
(g) Development contract:
During fiscal 2007, the Company entered into a contract with Royalty Pharma for the sale of potential future revenue rights to an undeveloped DXL product (note 6(a)). The contract carries milestones which, if achieved, will trigger additional proceeds. The Company conducts development activities which complement the Company’s ability to meet these milestones. All proceeds received under the contract are non-refundable and carry no additional performance requirements. The Company accounts for the contract under the guidance set forth in Statement of Financial Accounting Standard No. 68 “Research and Development Agreements” (“SFAS 68”), since performance under the contract depends solely on the results of the development having future economic benefit. As a result, the Company has recognized deferred proceeds as a commitment for drug development on the balance sheet and applies costs incurred for applicable development costs. At the time the Company can establish precedence for the use of this type of contract as a recurring operating activity, deferred proceeds may be recognized as revenue in accordance with contractual reporting standards.
(h) Financial instruments: Disclosures and Presentation:
Effective July 1, 2008, the Company adopted two new CICA standards, Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which together replace Section 3861 “Financial Statements — Disclosure and Presentation.” The new disclosure standards increase the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new presentation standard carries forward the former presentation requirements. The adoption of these sections did not have a material effect on the Company’s unaudited interim consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
2. Significant accounting policies (continued):
(i) Management of capital:
The Company’s objectives when managing capital are:
To safeguard the Company’s ability to continue as a going concern in order to pursue the development of its products and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable level; and
To provide an adequate return to shareholders commensurate with the level of risk associated with a development stage biotechnology company.
In the management of capital the Company includes cash and cash equivalents, cash held in trust, dividends payable, commitment for drug development and the components of shareholders’ equity to provide capital of $1,738,814 at March 31, 2009 (June 30, 2008 capital deficit of — $1,687,499).
The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the number of shares issued, sell assets, enter into mergers and acquisitions, acquire debt or enter into some other form of financing facility.
In order to maximize ongoing research and development of its products, the Company does not pay out dividends on common shares.
The Company continues to seek financing for ongoing research and development activities and operations.
The Company is not subject to any externally imposed capital requirements.
(j) Revenue recognition:
Nonrefundable fees received under licensing agreements are recognized as revenue when the Company has completed all significant continuing obligations to the other party.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
2. Significant accounting policies (continued):
(k) Stock-based compensation:
The Company follows the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to account for grants under this plan. As recommended by Section 3870, the Company has adopted the fair value method for stock-based compensation. The fair value of stock options is determined by the Black-Scholes Option Pricing Model.
Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued, and the awards are re-measured at each reporting date during the vesting period as the options are earned. Any changes therein are recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The fair value of awards to employees is typically measured at the grant date and amortized over the vesting period. All of the Company’s option grants have a graded vesting schedule; the Company measures related compensation costs on a straight-line basis over the requisite service period for the entire award.
(l) Income taxes:
The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The Company recognizes in its financial statements the impact of a tax position if that position is more likely than not to be sustained on audit, based on the technical merits of the position. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.
(m) Comprehensive income:
Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and other comprehensive income comprises revenues, expenses, gains and losses that, in accordance with generally accepted accounting principles, are recognized in comprehensive income but excluded from net income.
(n) Net loss per common share:
Basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted loss per share does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
2. Significant accounting policies (continued):
(o) Foreign currency translation:
The Company’s functional currency is the United States dollar. Reported balances for financial reporting have been translated into Canadian dollars using a convenience translation adjustment at the exchange rate as reported by the Bank of Canada as of the date of the most recent balance sheet.
(p) Use of estimates:
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of impairment of technology rights, useful lives and methods for amortization, and valuation of stock options and warrants. Actual results may differ from those estimates.
(q) Reclassifications:
Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted for the current year. The reclassifications had no effect on net income, loss per share or cash flows.
(r) International Financial Reporting Standards (“IFRS”):
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. InNexus will be required to report interim and annual financial statements relating to fiscal periods beginning on July 1, 2011. The transition date of July 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.
(s) Recent Accounting Pronouncements:
The following accounting standards were recently issued by the CICA. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.
CICA Handbook Section 3064, Goodwill and Intangible Assets, amends the standards for recognition, measurement, presentation and disclosure of intangible assets for profit-oriented enterprises. These standards are effective for the Company’s annual and interim financial statements beginning July 1, 2009. Standards concerning goodwill are unchanged from previous standards.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
3. Property and equipment:
Equipment consists of the following:

	March 31,	June 30,
	2009	2008
Laboratory equipment	$1,997,355	$2,028,472
Computer hardware and software	159,374	154,772
Office equipment	223,054	223,054
Leasehold improvements	734,535	734,535

	3,114,317	3,140,833

Accumulated amortization	(1,110,841)	(757,727)

Total equipment, net	$2,003,476	$2,383,106

For the nine months ended March 31, 2009 and 2008, the Company recorded $437,929 and $342,315 of amortization expense related to property and equipment.
4. Technology rights:
Technology rights consist of the following:

	March 31,	June 30,
	2009	2008
DXL™ rights	$254,076	$254,076
1F7 rights	10,000	10,000
Additional antibodies	312,482	312,482

	576,558	576,558

Accumulated amortization	(545,311)	(498,439)

Technology rights, net	$31,247	$78,119

Estimated aggregate amortization expense for technology rights for subsequent years is as follows:

2009 (Three months remaining)	$15,624
2010	15,623

Total	$31,247

For the nine months ended March 31, 2009 and 2008, the company recorded $46,872 and $86,484 of amortization expense related to technology rights.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
4. Technology rights (continued):
In July 2003, the Company notified the unrelated holder of the 1F7 license of their breach of a sub-license agreement held between two subsidiaries of the Company. The Company has ceased use of the sub-license pending resolution of the matter. The Company has concluded that there has not been a material impairment in the value of its acquired 1F7 rights.
5. Related parties:
Consulting expenses of nil and $98,685 were recognized by the Company for management services provided by related parties during the nine months ended March 31, 2009 and 2008, respectively.
On November 21, 2008, in a private placement, the Company issued $2,368,000 of unsecured convertible debentures. $483,000 of the placement was made with board members and senior management of the Company.
6. Commitments and contingent liabilities:
(a) Development commitments:
Royalty Pharma
On June 6, 2007, the Company sold to RP Dynamic™Cross-Linking LP (“Royalty Pharma” — an unrelated party) rights to 50% of the potential future revenues for DXL™ products to be developed with the Company’s technologies using two antibodies to be selected by Royalty Pharma. Royalty Pharma purchased rights to the first antibody on June 6, 2007 and exercised its option for the purchase of rights to the second antibody on February 7, 2008. There is a potential US$30,000,000 which would be received upon InNexus’ meeting specified milestones in the contracts; as of March 31, 2009, certain of these milestones have been met. Discussions continue with Royalty Pharma concerning each party’s obligation and to settle on an obligation payment date, however, there is no guarantee that these discussions will result in additional sales proceeds. Nor is there any assurance that additional sales contracts will follow.
Sale proceeds are committed to use within the Company’s research activities. If both parties agree that the Company’s development of each antibody has reached a mutually agreed potency target, Royalty Pharma must elect to either 1) pay an additional US$15,000,000 to the Company for additional development of each antibody within twelve months of meeting the potency target, or 2) incur a reduction of its purchased rights from 50% to 10% of revenues on the future products. If Royalty Pharma selects option (2), the Company will have the right to sell the DXL™ product to a third party. In the event InNexus enters into a third party agreement and Royalty Pharma does not elect to make the additional payment, its revenue interest will be calculated based upon 10% of the payments made to InNexus by the third party (subject to a floor of 5% of the third party’s net sales) instead of 10% of net sales of future products.
The Company received US$2,000,000 in June 2007 for the sale rights to the first antibody product and US$2,500,000 in February 2008 for the second. In February 2008, InNexus met accounting criteria for capitalization of its first antibody, DXL625, and began capitalization of development expenses in accordance with CICA Handbook Section 3064, Goodwill and Intangible Assets.
Development costs for products giving rise to royalties under the contract during the nine months ending March 31, 2009 and 2008 included expenses of $1,719,654 and $1,569,319, respectively, capitalized development costs of $2,676,903 and nil, respectively and capitalized equipment costs of nil and $951,566, respectively.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
6. Commitments and contingent liabilities (continued):
In March 2008 at the annual general meeting, the shareholders approved payment of compensation to the Company’s CEO as consideration of additional proceeds, if any, received by the Company under the Royalty Pharma contract. As of March 31, 2009, no additional proceeds had been received, and no additional compensation was owed.
Technology rights:
In October 2004, the Company acquired all rights, title and interest to technology rights for specific additional antibodies from ImmPheron, which subsequently became a related party. Consideration included a royalty of 3% on net sales of any products the Company develops from the antibodies, and payment, if any, of 10% of income received by the Company from third party licenses of products developed from the antibodies. As of March 31, 2009, no such royalties had become payable by the Company.
(b) Leases:
The Company has entered into operating leases for office and laboratory space located at the Mayo Clinic’s MCCRB Building in Scottsdale, Arizona with non-cancelable lease payments of US$55,902 per month through September 2016. Aggregate minimum annual lease commitments under non-cancelable operating leases as of March 31, 2009 are as follows:

Fiscal year:	US$

2009 (three months remaining)	$167,706
2010	670,824
2011	670,824
2012	670,824
2013	670,824
Thereafter	2,180,178

$5,031,180

Gross expenses incurred under operating leases were (CAN$) $622,485 and $356,834 for the nine months ended March 31, 2009 and 2008, respectively. For the nine months ended March 31, 2009, the Company netted $106,585 of sublease income against gross rent expense and capitalized $118,365 of rent expense, compared to nil and $33,437 respectively for 2008.
(c) Contingent liabilities:
From time to time the Company is involved in litigation relating to claims arising from its operations in the normal course of business. The Company utilizes various risk management strategies, including employee education and the maintenance of liability insurance against certain risks.
As of March 31, 2009, there was a $304,377 fee dispute pending in connection with professional services provided to the Company in British Columbia, Canada. The $304,377 has been included in the Company’s financial statements as legal expenses and accrued liabilities.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
6. Commitments and contingent liabilities (continued):
Subject to the uncertainty inherent in all pending litigation, the Company does not believe at the present time that the resolution of these legal proceedings is likely to have a material adverse effect on the Company’s financial position, operations or cash flows.
(d) Convertible debentures:
On November 21, 2008, in a private placement, the Company issued $2,368,000 of unsecured convertible debentures. The notes mature on November 21, 2010 and accrue interest at 10% payable quarterly beginning November 21, 2009. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. The Company may opt to redeem the convertible debentures at the $0.10 conversion price if the Company’s common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. For the notes, the Company received cash proceeds of $840,777, satisfaction of accrued and future expenses of $232,751 and applied a redemption of 10,000 preferred shares — series A at $100 per share and accrued dividends on the shares of $294,466 (note 8(c)). $483,000 of the placement was made with board members and senior management of the Company. A non-related party received a $9,100 finder’s fee in accordance with policies of the TSX Venture Exchange.
On December 19, 2008 in a private placement, the Company issued $1,796,000 of unsecured convertible debentures. The notes mature on November 21, 2010 and accrue interest at 10% payable quarterly beginning November 21, 2009. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. The Company may opt to redeem the convertible debentures at the $0.10 conversion price if the Company’s common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. For the notes, the Company received cash proceeds of $580,154, applied a redemption of 9,240 preferred shares — series A at $100 per share and accrued dividends on the shares of $284,846. A non-related party received a $7,000 finder’s fee in accordance with policies of the TSX Venture Exchange.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
7. Financial instruments:
Financial instruments of the Company consist of cash and cash equivalents, cash held in trust, accounts receivable, prepaid and other current assets, accounts payable, accrued liabilities, dividends payable, the debt portion of preferred shares and commitment for drug development. The fair value of these financial instruments approximates their carrying amount due to their immediate or short-term maturity. The debt portion of preferred shares is reported at amortized cost which approximates fair value since it is recorded using an effective interest rate method. The Company has classified its financial instruments as follows:

	March 31,	June 30,
	2009	2008

Financial assets
Cash and cash equivalents, cash held in trust held-for-trading, recorded at fair value	$400,194	$3,583,007
Accounts receivable, prepaids and other current assets held-for-trading, recorded at fair value	$150,614	$162,269

Financial liabilities
Accounts payable, accrued liabilities and dividends payable recorded at amortized cost	$3,055,265	$1,539,112
Debt portion of preferred shares recorded at amortized cost	$535	$424
Commitment for drug development recorded at amortized cost	—	—
The Company has not identified or measured any embedded derivatives that require separation for the nine months ended March 31, 2009 or the year ended June 30, 2008. The Company is required to identify and measure embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value. Subsequent changes in fair value of embedded derivatives are recognized in the consolidated statement of loss in the period the change occurs.
The Company did not have any available-for-sale financial instruments during the nine months ended March 31, 2009 or the year ended June 30, 2008.
Credit risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.
Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and equivalents. The Company’s investment policies are designed to mitigate the possibility of deterioration of principal, enhance the Company’s ability to meet its liquidity needs, and to provide high returns within those parameters. Cash and equivalents are on deposit with a Canadian chartered bank and an FDIC insured American bank.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
7. Financial instruments (continued):
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in the market interest rates.
The Company is exposed to interest rate risk arising from fluctuations in interest rates on its cash and cash equivalents and short-term investments that earn interest at market rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk.
The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Based on the net exposures as at March 31, 2009, and assuming that all other variables remain constant, a 1% appreciation or deterioration of the interest rate would result in a decrease/increase of $30,000 in the Company’s net loss for the nine months ended March 31, 2009.
Fluctuations in market rates of interest do not have a significant impact on the Company’s results of operations due to the short term maturity of the investments held.
The Company is not exposed to interest rate risk arising from the debt portion of its preferred shares — series A stock, or from the unsecured debentures as the dividend or interest is at a fixed rate. However, should market interest rates vary significantly, the Company could be accruing dividends and interest at a rate either higher or lower than market rates.
Currency risk
The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates primarily within the United States, although a significant portion of its expenses are incurred in Canada (“Canada dollars”). The Company also incurs a small number of transactions in Barbados, whose totals are considered to have an insignificant effect on financial reporting. The Company has not entered into foreign exchange derivative contracts. A significant change in the currency exchange rates between the Canadian dollar relative to the US or Barbados dollars could have an effect on the Company’s results of operations, financial position or cash flows.
At March 31, 2009, the Company is exposed to currency risk through its net assets denominated in US and Barbados dollars as follows:

	March 31, 2009	June 30, 2008
	US $	US $
Cash and cash equivalents	$31,702	$2,786,574
Accounts payable and accrued liabilities	$(2,457,645)	$(308,866)

	$(2,425,943)	$2,477,708

Based on the above net exposures as at March 31, 2009, and assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the US dollar would result in a decrease/increase of $121,297 in the Company’s net loss.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
7. Financial instruments (continued):
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.
The Company’s exposure to liquidity risk is dependent on purchasing commitments and obligations or raising of funds to meet commitments and sustain operations. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing.
Accounts payable and accrued liabilities are include past due liabilities of $2,414,295 at March 31, 2009.
8. Share capital:
(a) Common shares:
At March 31, 2009, 1,473,160 common shares remain in escrow in accordance with terms of their June 2003 issuance. All common shares in escrow are scheduled to be released during the year ended June 30, 2009.
As of March 31, 2009, 2,258,594 common shares had been allocated for issuance upon the conversion of exchangeable preferred shares of IEC.
In June 2008, the Company completed a brokered private placement of 15,720,000 common share units at $0.25 and 4,000,000 prepaid warrant units at $0.25 for total gross proceeds of $4,930,000. Each common share unit consisted of one common share and one non-transferable warrant. The non-transferable warrant entitles the holder to purchase one additional common share for $0.35 for a five year period from closing. Each prepaid warrant unit consisted of one prepaid warrant and one non-transferable warrant. Each prepaid warrant has no expiry date and may be converted by the holder into one common share of the Company at no additional cost. Each prepaid warrant also entitles the holder to purchase one common share for $0.35 for a five year period from closing.
In conjunction with this placement, the Company recognized placement costs of $713,093 and issued 1,320,200 agent warrants, each of which may be converted into one common share of the Company for $0.25 for a three year period from closing. All securities are subject to a hold period which expired on October 7, 2008. The proceeds net of costs were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. Share warrants were valued using the Black-Scholes model using the following assumptions:

	Share Warrants	Agent Warrants
Dividend yield	0%	0%
Risk-free interest rate	3.46%	3.30%
Expected life (years)	2.5	1.5
Expected volatility	157%	136%
Forfeiture rate	10%	12%

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
8. Share capital (continued):
(a) Common shares (continued):
In February 2008, the Company completed a non-brokered private placement of 1,136,363 units with the Chief Executive Officer (“CEO”) for proceeds of CD$250,000. Each unit is comprised of one common share and one warrant. Each warrant is convertible into one common share of the Company at an exercise price of $0.22. The warrants expire on February 6, 2010. Issuance costs of $2,750 were netted against proceeds. The proceeds were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. The warrants were valued using the Black-Scholes model using the following assumptions:

Dividend yield	0%
Risk-free interest rate	3.12%
Expected life (years)	2
Expected volatility	99%
Forfeiture rate	0%
In June 2007, as part of an agreement for the sale of future revenue rights (Note 6(a)), the Company issued 1,096,890 common shares for proceeds of $1,065,670 (US$1,000,000). Proceeds are restricted for use within the Company’s normal operating activities.
(b) Exchangeable preferred shares:
Exchangeable preferred shares are convertible at the option of the holder into an equal number of common shares of the Company. The shares do not accrue dividends.

At March 31, 2009, 1,175,156 exchangeable preferred shares remain in escrow in accordance with terms of their June 2003 issuance. All shares in escrow are scheduled to be released during the year ended June 30, 2009.
(c) Series A convertible preferred shares:
In October 2005, the Company completed a private placement with institutional investors consisting of 27,500 units valued at $100 each; each unit was comprised of one Series A convertible preferred share and 400 warrants. 25,000 of the units were offered for cash proceeds of $2,500,000 and 2,500 units were issued to settle a bridge loan payable with a principal amount of $250,000. Total issuance costs of $321,444 included finders’ fees of 8% of the gross proceeds and 660,000 warrants.
Each Series A convertible preferred share will bear a cumulative 8% dividend increasing to 12% in the third and succeeding years. Each preferred share is convertible into 400 common shares of the Company at the option of the holder for a period of five years after issuance. At March 31, 2009 and June 30, 2008 $112,339 and $603,541 of dividends, respectively, were accrued.
Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.25 per share for five years from the closing date. The issuance allows for cashless conversion.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
8. Share capital (continued):
(c) Series A convertible preferred shares (continued):
In the event that the prevailing market price of the Company’s common share is less than $0.25, the Company will have the right until five years from issuance to redeem any outstanding Series A convertible preferred shares at a price of $100 per share, plus any accrued but unpaid dividends. After the fifth anniversary, the redemption price is $120 per share, plus any accrued but unpaid dividends.
Through the fifth anniversary after issuance, the holder, after notice of redemption, will have a “follow on” conversion right for 20 days at a price of $0.25. After the fifth anniversary, the holder will have a conversion right at the market price if the shares are issued without a four month hold period, or at the discount to market price permitted under the TSX Venture Exchange’s rules if issued with a four month hold period. Through September 30, 2008, no redemptions have occurred.
The Series A convertible preferred shares have both an equity and a debt component. The allocation from equity to debt is recorded using the effective interest method over the five year term of the holders’ conversion option. At March 31, 2009 and June 30, 2008 the allocation of the shares’ value to the debt component was $535 and $424, respectively, as reported in current liabilities.
The Company allocated the placement proceeds to the preferred shares and warrants based on the relative fair values of each instrument. The valuation of the warrants using the Black-Scholes model and the following assumptions on the date of issuance resulted in a value higher than the total proceeds:

Dividend yield	0.0%
Risk-free interest rate	3.94%
Expected life (years)	5
Expected volatility	73%
Furthermore, the beneficial conversion valuation for the preferred shares also resulted in an amount larger than the total proceeds. Since both instruments individually were determined to have values in excess of the gross proceeds, the valuation of proceeds less issuance costs was split evenly between the preferred shares and warrants, with the $1 debt portion allocated from the share value.
Private placement — partial Conversion of Series A convertible preferred shares to unsecured debenture
On November 21, 2008, in a private placement, the Company issued $2,368,000 of unsecured convertible debentures. The notes mature on November 21, 2010 and accrue interest at 10% payable quarterly beginning November 21, 2009. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. The Company may opt to redeem the convertible debentures at the $0.10 conversion price if the Company’s common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. For the notes, the Company received cash proceeds of $840,777, satisfaction of accrued and future expenses of $232,751 and applied a redemption of 10,000 preferred shares — series A at $100 per share and accrued dividends on the shares of $294,466 (note 8(c)).

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
8. Share capital (continued):
(c)	Series A convertible preferred shares (continued):
$483,000 of the placement was made with board members and senior management of the Company. A non-related party received a $9,100 finder’s fee in accordance with policies of the TSX Venture Exchange.
On December 19, 2008 in a private placement, the Company issued $1,796,000 of unsecured convertible debentures. The notes mature on November 21, 2010 and accrue interest at 10% payable quarterly beginning November 21, 2009. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. The Company may opt to redeem the convertible debentures at the $0.10 conversion price if the Company’s common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. For the notes, the Company received cash proceeds of $580,154, applied a redemption of 9,240 preferred shares — series A at $100 per share and accrued dividends on the shares of $284,846. A non-related party received a $7,000 finder’s fee in accordance with policies of the TSX Venture Exchange.
On January 5, 2009 in a private placement, the Company issued $530,000 of unsecured convertible debentures. The notes mature on January 4, 2011 and accrue interest at 10% payable quarterly beginning January 4, 2011. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. The Company may opt to redeem the convertible debentures at the $0.10 conversion price if the Company’s common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. This private placement was made with board members and senior management of the Company.
(d)	Stock options:
At December 31, 2008, InNexus Biotechnology Inc. has a stock option plan which is described below. Amounts recognized in the financial statements with respect to these plans are as follows:

	Nine Months Ended
	March 31,
	2009	2008

Total cost of stock options during the period	$280,750	$73,409

Amounts charged against income, before income tax benefit	$189,655	$55,836

Amounts capitalized as reimbursed development costs	$91,095	$17,573

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
8. Share capital (continued):
(d)	Stock options (continued):
InNexus Biotechnology Inc.’s Stock Option Plan (the “Plan”) was approved by the shareholders on December 20, 2005 and last amended by the shareholders on March 17, 2008. The plan permits the grant of common share options for up to 13,924,223 shares of common stock. Stock option awards are granted with an exercise price at or above the market price of InNexus’ shares at the date of grant. All option grants have a graded vesting schedule whereby each grant vests ratably over an eighteen month period. Certain share options provide for accelerated vesting if there is a change in control (as defined in the Plan).
The fair value of each share option award is estimated on the date of grant using the Black-Scholes option pricing model based on the assumptions noted in the following table. Because fair value pricing models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on historical volatility of InNexus’ shares and other factors such as expected changes in volatility arising from planned changes in InNexus’ business operations.
InNexus uses historical data to estimate share option exercise and employee departure behavior used in the Black-Scholes option pricing model; groups of Plan participants (employees and non-employees) that have similar historical behavior are considered separately for valuation purposes. The expected term of share options granted is estimated as the average midpoint between vesting dates and expiration dates for the grant; it represents the estimated period of time that the options are expected to be outstanding. The risk-free rate for periods within the contractual term of the share option is based on the Government of Canada marketable bonds with an average yield of the expected lives of the options as reported by the Bank of Canada.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
8.	Share capital (continued):
(d)	Stock options (continued):
A summary of share option activity under the Plan as of March 31, 2009 and changes during the year then ended is presented below:

		Weighted-
		average
	Number of	Exercise Price
	Options	($)

Outstanding at July 1, 2008	7,573,509	$0.39

Granted	3,250,000	$0.09

Exercised	—	$0.00

Forfeited	(154,000)	$0.33

Expired	(220,000)	$0.81

Outstanding at March 31, 2009	10,449,509	$0.29

Exerciseable at March 31, 2009	6,785,444	$0.37
A summary of the status of InNexus’ non-vested stock options as of March 31, 2009, and changes during the nine months then ended is as follows:

		Average Exercise
	Number of Options	Price for Options

Nonvested at July 1, 2008	3,541,366	$0.27

Granted	3,250,000	$0.09

Vested	(3,086,968)	$0.25

Forfeited	(40,333)	$0.26

Nonvested at March 31, 2009	3,464,065	$0.11

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
8.	Share capital (continued):
(e)	Share purchase warrants:
For the nine months ended March 31, 2009:

Exercise	Exercise	June 30,			Expired/	March 31,
Expiry Date	price	2008	Granted	Exercised	Forfeited	2009

August 10, 2008	0.50	177,778	—	—	(177,778)	—
August 25, 2008*	0.50	6,366,317	—	—	(6,366,317)	—
March 15, 2009	1.17	322,925	—	—	(322,925)	—
January 26, 2010	0.67	150,000	—	—	—	150,000
January 26, 2010	1.34	150,000	—	—	—	150,000
February 6, 2010	0.22	1,136,363	—	—	—	1,136,363
October 7, 2010	0.25	5,283,000	—	—	—	5,283,000
October 7, 2010	0.25	660,000	—	—	—	660,000
June 17, 2011	0.25	1,320,200	—	—	—	1,320,200
June 17, 2013	0.35	19,720,000	—	—	—	19,720,000
None	0.00	5,646,395	—	—	—	5,646,395

		40,932,978	—	—	(6,867,020)	34,065,958

For the year ended June 30, 2008:

Exercise	Exercise	June 30,			Expired/	June 30,
Expiry Date	price	2007	Granted	Exercised	Forfeited	2008

September 6, 2007	0.30	1,605,000	—	—	(1,605,000)	—
August 10, 2008	0.50	177,778	—	—	—	177,778
August 25, 2008*	0.50	6,366,317	—	—	—	6,366,317
March 15, 2009	1.17	322,925	—	—	—	322,925
January 26, 2010	0.67	150,000	—	—	—	150,000
January 26, 2010	1.34	150,000	—	—	—	150,000
February 6, 2010	0.22	—	1,136,363	—	—	1,136,363
October 7, 2010	0.25	5,283,000	—	—	—	5,283,000
October 7, 2010	0.25	660,000	—	—	—	660,000
June 17, 2011	0.25	—	1,320,200	—	—	1,320,200
June 17, 2013	0.35	—	19,720,000	—	—	19,720,000
None	0.00	1,646,395	4,000,000	—	—	5,646,395

		16,361,415	26,176,563	—	(1,605,000)	40,932,978

*	65% warrants must be remitted in sufficient numbers to allow issuance of common shares at their 100% equivalent units. All warrants reported are reported as 100% equivalent units.
In June 2008, the Company issued 4,000,000 prepaid warrants, 19,720,000 stock purchase warrants and 1,320,200 agent warrants in connection with a brokered private placement (see note 8(a)). The prepaid warrants have no expiry date and no exercise price. The stock purchase warrants and agent warrants may each be converted into one common share of the Company at exercise prices of $0.35 and $0.25, respectively.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
8.	Share capital (continued):
(e)	Share purchase warrants (continued):
The stock purchase warrants and agent warrants have exercise periods of five and three years, respectively. The prepaid warrants were valued using the Company’s stock price and the stock purchase and agent warrants were valued using the Black-Scholes model using the assumptions in note 8(a).
In February 2008, the Company issued 1,136,363 stock purchase warrants in a private placement with the Chief Executive Officer. The warrants have an exercise price of $0.22 and may be exercised over a 2 year period. The warrants were valued using the Black-Scholes model using the assumptions in note 8(a).
Prepaid warrants are included in the Company’s loss per share calculation because of their equivalency to common shares.
9.	Net loss per share:
Basic and diluted losses per share have been computed by dividing the net loss available to common shareholders including prepaid warrant holders for each respective period by the weighted average shares outstanding during that period. All non-prepaid warrants, options and convertible preferred shares for the three and nine months ending March 31, 2009 and 2008, respectively, have been excluded from the computation of diluted loss per share as they are anti-dilutive due to the losses generated. For March 31, 2009 and 2008, net loss available for common shareholders has been increased by $112,339 and $535,846, respectively, for accrued dividends payable to shareholders of preferred stock — Series A.
10. Income taxes:
Substantially all of the difference between the actual tax expense (recovery) of nil and the expected federal and provincial/state statutory corporate income tax recovery relates to losses not recognized.
At December 31, 2008, the Company has available losses for tax purposes in Canada of approximately $14,593,682 which may be applied to reduce taxable income until 2029.

11. Operating expenses:
The Company’s operating expenses consist of the following:
INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Operations Detail
(Expressed in Canadian dollars)
(unaudited)

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Operating expenses:
Research and development:
Compensation	$112,902	$298,722	$513,997	$858,800
Stock Based Compensation — salaries	25,682	7,827	76,557	155,083
Benefits, payroll taxes and related	9,903	34,783	43,997	106,544
Depreciation and amortization expense	61,541	85,138	190,511	294,319
Communications	252	5,166	5,941	18,961
Conferences	176	11,496	9,755	19,190
Consulting fees	228,239	76,098	336,639	353,196
Stock Based Compensation — consulting	—	—	(283)	—
Director fees and expenses	10,215	18,114	45,490	30,814
Advisory board fees	21,874	25,722	65,108	97,866
Employee training, education, and seminars	—	27,067	5,748	68,502
Finance charges	—	4,974	63	7,450
Insurance	—	951	928	13,469
Legal and accounting	24,220	66,129	97,044	178,371
Marketing and promotion	—	25,784	12,306	48,471
Office and general expense	8,183	23,290	56,491	73,933
Publications and research	1,079	—	1,502	286
Rent expense and related	94,762	89,049	258,096	221,154
Research supplies	14,761	72,157	83,397	256,146
Travel	8,065	70,821	97,632	212,706

Total research and development	$621,855	$943,288	$1,900,920	$3,015,261

Research and development — related party:
Compensation	$—	$—	$—	$—
Benefits, payroll taxes and related	—	—	—	—
Consulting fees	—	—	—	—
Travel	—	—	—	—

Total research and development — related party	$—	$—	$—	$—

General and administrative:
Compensation	$136,746	$276,546	$757,742	$857,798
Stock Based Compensation — salaries	41,048	(44,482)	113,098	(44,482)
Benefits, payroll taxes and related	30,341	98,337	107,301	156,893
Depreciation and amortization expense	43,147	40,296	116,058	113,724
Conferences	11,925	6,238	15,478	39,166
Communications	7,526	5,406	21,756	19,217
Consulting fees	159,372	86,822	225,805	535,119
Stock Based Compensation — Consulting	165,750	—	164,429	—
Director fees and expenses	71,502	94,722	321,048	172,904
Advisory board	—	—	—	—
Finance charges	1,474	1,624	3,148	3,760
Employee training, education, and seminars	7	19,223	18,420	85,543
Foreign currency translation	(9,698)	(3,419)	(24,745)	(9,676)
Insurance	39,301	24,847	104,290	88,062
Legal and accounting	379,448	209,705	985,314	539,269
Marketing and promotion	42,600	21,962	78,505	126,327
Office and general expense	30,142	15,870	119,475	79,874
Publications and research	4,455	—	5,850	2,757
Rent expense and related	51,701	75,263	144,974	314,047
Transfer, license and fees	23,892	—	23,892	—
Travel	25,370	43,669	102,843	152,443

Total general and administrative	$1,256,049	$972,629	$3,404,681	$3,232,745

General and administrative — related party:
Consulting fees	$—	$9,370	$—	$98,692
Travel	—	(388)	—	(7)

Total general and administrative — related party	$—	$8,982	$—	$98,685

Total operating expenses	$1,877,905	$1,924,899	$5,305,602	$6,346,691

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
12.	Subsequent events:
Private Placement
The Company has arranged a bridge loan facility to be funded by secured promissory notes for $2,500,000. Outside interests, board members and senior management have begun providing loans through this facility. During April the Company issued $330,000 in warrants related to the bride loan facility.
13. Development Stage Products:
The Company has commenced multiple projects, all of which are related to the commercialization of our DXL™ technology for improving the therapeutic potency of existing monoclonal antibody products. DXL625, DXL702 and DXL1218 are current development efforts related to specific products. DXLdiagnostics is an improved antibody-based diagnostics test and our DXLmouse will facilitate in vivo recombinant production techniques of our DXL™ antibodies.
Project totals to date as of March 31, 2009:

	DXL625	DXL702

Development expenses	$5,573,579	$3,541,153

Contractual reimbursements of development expenses	$(2,000,000)	$(2,500,000)
Capitalized costs	$(2,676,903)	$—

Development expenses recognized in income	$896,676	$1,041,153

Revenues	$—	$—

Management Discussion and Analysis
for the nine months ended March 31, 2009

INNEXUS BIOTECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For The Nine Months Ended March 31, 2009
The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes for the year ended June 30, 2008 which were prepared and audited in accordance with Canadian generally accepted accounting principles (“GAAP”). All dollar amounts are expressed in Canadian dollars unless otherwise indicated. This discussion and analysis is dated as of May 11, 2009.
The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided, including but not limited to all documents filed on SEDAR (www.SEDAR.com).
As used in this Management’s Discussion and Analysis, the terms “InNexus,” “the Company,” “we,” “us,” or “our” mean InNexus Biotechnology Inc and its consolidated subsidiaries as a whole, unless the context indicates otherwise. Except as otherwise stated, the information contained herein is as of March 31, 2009.
Special Note on Forward Looking Statements
Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward-looking statements are usually identified by our use of certain terminology, including but not limited to “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Without limiting the generality of the foregoing, such factors may include the outcome of research and development programs, clinical trials and other scientific based activities, approval of drug applications by FDA or other regulatory bodies, the outcome of licensing and other prospective third party negotiations, actions of existing or yet unidentified competing products or companies, new scientific discoveries, changes in market conditions for the Company’s technology or products based thereon and numerous other factors, including those outlined in other disclosure documents filed by the Company on SEDAR at www.SEDAR.com. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. Although we believe these forward-looking statements are based on reasonable assumptions, statements made regarding future results are subject to a number of assumptions, uncertainties and risks that could cause future results to be materially different from the results stated or implied in this document.

INNEXUS BIOTECHNOLOGY INC.
Overview and Corporate Development Update
InNexus Biotechnology Inc. is headquartered in Vancouver, British Columbia with principal management and developmental facilities based in Scottsdale, Arizona on the campus of The Mayo Clinic. These development facilities provide validation of protein and peptide discoveries, enabling the Company and its strategic partners to advance novel drug therapeutics and diagnostics.
InNexus is engaged in monetizing its technology for its own product development projects whether independently, through collaborations with strategic partners and/or through business development activities for the licensing of our technologies and services. The Company’s business strategy to develop and market Dynamic Cross Linking (“DXL™”) technology to the biotechnology and pharmaceutical community launching and developing multiple product candidates. These candidates include potential therapeutic and diagnostic products. The Company may be paid front-end payments, milestone payments, and royalties for the use of our technology, internal expertise for rapid R&D, and products based on DXL™ technology by emphasizing the development of great clinical and early clinical developments with an eye on commercializing these opportunities to the industry. InNexus is focused on developing products and moving them through a transaction which will provide additional funds to the Company for the creation of additional products.
The Company has a dual mission of monetizing the Company’s technology through partnerships and advancing DXL™ technology into the clinic.
Developing DXL™ Technology
InNexus developed its DXL™ technology and is using it to isolate and expand individual antibodies for the treatment of numerous diseases, including cancer. DXL™ technology is a drug development approach that adds secondary properties to monoclonal antibodies (binding is a primary property) and applies to virtually every antibody product currently in development. Adding these secondary properties can increase the potency of antibodies and present opportunities for creating new intellectual property.
InNexus’ DXL™ technology has applications for developers of monoclonal antibody products. The technology could potentially enable the following.
•
Increase potency and thus profitability of FDA-approved products. There are currently approved and pending antibody products with a large combined market potential. Such products may have consumed a significant portion of their patent life before reaching the product approval stage. Application of DXL™ technology to such products provides opportunities to extend patent life.

•
Create new patents on existing antibody diagnostics and therapeutics. Each antibody developed with DXL ™ technology may represent a new, patentable invention. This allows InNexus and partners to pursue products and markets in which there are already established competitors.

•
Convert existing, non-product grade antibodies into ones with product potential (this may represent the largest potential long-term use of the technology platform with thousands of such antibody candidates).

•	Create new uses and large new markets for antibody products which did not previously exist.
DXL™ technology gives us a strategic competitive advantage: the ability to apply DXL™ technology to existing FDA approved products to make them more effective without changing the fundamental characteristics of how the product seeks its target such as cancer and potentially extend their patent life. This gives us the chance to cut years of time and millions of dollars off the typical product development cycle, allowing us to establish value for our products or ‘monetize’ our R&D efforts faster than our competitors.

INNEXUS BIOTECHNOLOGY INC.
During the past year, InNexus advanced its goals by:
•
entering into a collaborative partnership with St. Joseph’s Hospital in Phoenix, Arizona USA which will focus on the development of treatments for women with endometriosis. The first project of the collaboration is aimed at providing new treatments to attack the problem of endometriosis, a painful condition that can lead to other conditions, such as infertility.

•
filing certain patent applications for the development of diagnostic and research tools based on our DXL™ technology platform, including a quantitative amplification technology aimed at improving and accelerating the development of antibody-based diagnostic tests offered to the pharmaceutical and diagnostics industry and to contract research organizations.

•
filing for patent protection for certain in vivo recombinant production techniques of our DXL™ antibodies. The DXLmouse™ is another R&D tool that enables InNexus to target a desirable antibody, introduce the antibody into the mouse and then have that animal produce the desired antibody incorporating InNexus’ DXL™ technology.

•	receiving patent grants in Germany, Spain, France, Great Britain and Italy further expanding patent protection of its DXL technology in Europe.
•
The United States food & Drug Administration (FDA) completed its comprehensive review of the development plans for InNexus’ lead candidate, DXL625 (CD20) for the prospective treatment of Non-Hodgkin’s Lymphoma (NHL) and/or Chronic Lymphocytic Leukemia (CLL). InNexus’ submission included detailed information on plans for a Phase I clinical program, preclinical pharmacology and toxicology data and its current manufacturing. At the Pre-IND meeting, FDA supported InNexus’ current manufacturing plans stating that the plans were suitable for the manufacture of Phase I product of DXL625 onsite at InNexus. FDA also reveiwed completed animal testing and recommended a more expeditious design for the final animal studies to set the state for human studies. Per these recommendations, InNexus foresees no regulatory impediment to the initiation of human clinical studies in early 2010.

Advancing DXL™ forward
The Company’s advancement of DXL™ technology toward the clinic is anticipated to involve additional partnerships or agreements. In fiscal 2008, InNexus completed a significant partnership agreement and we continue negotiations with multiple potential partners for other collaborative arrangements.
Although DXL™ is a fundamentally diverse technology with important synergies for the development of products, partners and other uses such as diagnostics, we believe our best opportunities come from rapid product development using our DXL™ technology.
Our strategy for growth includes the following elements:
•	Invest financial, human and lab resources in DXL625 (CD20) and DXL702 (HER2/neu) for near-term growth.
In the past year:
•
we announced preliminary data showing an increase of potency of DXL625, compared with Rituxan®. Our data shows that DXL625 showed increased binding to the target antigen (CD20) on non-hodgkin’s lymphoma (“NHL”) tumor cells. Studies done at InNexus have also discovered that DXL625 has greater killing potency than Rituxan® in cell lines of both moderate and low expressors of CD20, the target used to attack NHL. Additional results demonstrated DXL625 more potently induced apoptosis (cell suicide) in B-cell lymphoma cells and B-cell leukemia (Hairy Cells). Data showing that the mechanisms of inducing apoptosis is via DXL-induced antibody crosslinking introduces an important advantage over Rituximab and has the potential to overcome certain forms of resistance to efficacy of anti-CD20 treatment.

INNEXUS BIOTECHNOLOGY INC.
•
we completed a large scale primate study of DXL625. The single injection, multidose test provided preliminary toxicity and pharmokinetic data of our product and demonstrated B-cell depletion even at the lowest dose of DXL625 tested (1 mg/kg). No adverse events were observed and complete recovery of B cells was seen in all cynomolgus monkeys. The study represents the pilot portion of our drug development plan and has provided data to plan the IND-enabling long term multidose study that will move us toward human clinical trial testing with DXL625. Results of this study were presented at the 2009 AACR meeting.

•
we completed proof-of-principle studies for the breast cancer product DXL702(HER2); these xenotransplantation experiments established the superiority of DXL702 over Herceptin to arrest growth of orthotopic tumor cell implants in immunocompromised mice. The tumor line chosen was one with low expression of the HER2 target antigen and this result provides further evidence that DXL702 can kill tumors that may evade existing treatment because of low expression of the intended target. Follow-up studies of the histology of the tumors shows clear differences in the cytolytic activity of 702 vs. the control Herceptin against this low expressing tumor.

•
we announced the results of an extensive mouse tumor study demonstrating superiority of InNexus’ DXL625 (CD20) versus Rituxan® in the xenograft model. An independent group investigating the survival of mice intravenously injected with B-lymphoma cells and treated subsequently with DXL625 showed a significant improvement in outcome compared to animals treated with equivalent doses of Rituxan®.

•	Launch additional DXL ™ based products
•
we added a new product, DXLr120 (CD20). This is the third product added to the growing InNexus pipeline and was developed using new recombinant methods to produce a DXL CD20 antibody. In addition, recombinant forms of DXL702 are being prepared and tested for enhanced potency.

•
we have shown that controlled oxidation of tryptophan residues in the V region of certain antibodies can produce products with properties similar to the DXL antibodies. These data were presented at the 2009 AACR meeting. Patent application for this novel method is sought.

•
we announced the development of a new antibody product from its DXL platform technology, DXL1218 (EGFR), for the prospective treatment of colorectal cancer, for which recent experimental data suggests that DXL1218 (EGFR) is superior to competing commercialized products on the market, such as ERBITUX (cetuximab), in terms of potency and efficacy. Different forms of this antibody will be prepared in order to select those with maximum efficacy and minimum off target reactivity to lessen known side-effect of treatment with EGFR antibodies.

•
we filed certain patent applications for the development of diagnostic and research tools based on our DXL™ technology platform. The tools continue development as a quantitative amplification technology aimed at improving and speeding up the development of antibody-based diagnostic tests offered to the pharmaceutical and diagnostics industry and to contract research organizations.

INNEXUS BIOTECHNOLOGY INC.
•
we filed for patent protection for certain in vivo recombinant production techniques of our DXL™ antibodies. The DXLmouse™ is another R&D tool that enables InNexus to target a desireable antibody, introduce the antibody into the mouse and then have that animal produce the desired antibody incorporating InNexus’ DXL™ technology.

•	Capture opportunities with collaborations, licensing and/or joint activities
•
we entered into a collaborative partnership with St. Joseph’s Hospital in Phoenix, Arizona USA which will focus on the development of treatments for women with endometriosis. The first project of the collaboration is aimed at providing new treatments for endometriosis, a painful condition that can lead to other conditions, such as infertility.

•	we announced that we had received patent grants in Germany, Spain, France, Great Britain and Italy further expanding patent protection of its DXL technology in Europe.
R&D investments are not our only strategy for driving growth. InNexus continues to work with collaborators and new corporate acquaintances to conduct proof-of-concept and joint scientific exploration activities for the potential development of innovative products and technologies.
Appointments of Officers and Directors
As of March 31, 2009, the Board of Directors consisted of five members: Jeff Morhet, CEO and Chairman of the Board; Wade Brooksby, CFO; Dr. Leroy Chiao, Compensation Committee Chair; Dr. J. Donald Capra, Chair of the Scientific Advisory Board; and David Warden. In addition, officers include Dr. Thomas Kindt, Chief Scientific Officer; and Dr. Jur Strobos, VP Clinical and Regulatory Affairs.
During the third quarter of fiscal year 2009, the Company accepted the resignations of Laurence Luke, former Audit Committee Chair and R. Glenn Williamson, former Corporate Governance Committee Chair. Responsibility for the audit and compensation committees of the Board were revised during the third quarter and now consist of independent directors Leroy Chiao, Governance and Compensation Committee Chair and David Warden, Audit Committee Chair. These committees were first established in fiscal year 2007.
Establishment of the Scientific Advisory Board
InNexus charges its Scientific Advisory Board with the responsibility to oversee technological development, collaborate on the best uses and marketability of intellectual property, and advise management on best practices for conducting ongoing development to effect the most efficient marketability of existing and potential technology. On March 31, 2009, our Scientific Advisory Board included Chair Dr. J. Donald Capra and members Dr. Carlos Arteaga, Dr. Judith James, Dr. Ronald Levy, Dr. John Minna, Dr. Ellen Vitetta, Dr. Martin Weigert and Dr. Maurizio Zanetti.

INNEXUS BIOTECHNOLOGY INC.
Private Placements of Securities
On December 19, 2008 in a private placement, the Company issued $1,796,000 of unsecured convertible debentures. The notes mature on November 21, 2010 and accrue interest at 10% payable quarterly beginning November 21, 2009. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. The Company may opt to redeem the convertible debentures at the $0.10 conversion price if the Company’s common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. For the notes, the Company received cash proceeds of $580,154, applied a redemption of 9,240 preferred shares — series A at $100 per share and accrued dividends on the shares of $284,846. A non-related party received a $7,000 finder’s fee in accordance with policies of the TSX Venture Exchange.
On November 21, 2008, in a private placement, the Company issued $2,368,000 of unsecured convertible debentures. The notes mature on November 21, 2010 and accrue interest at 10% payable quarterly beginning November 21, 2009. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. The Company may opt to redeem the convertible debentures at the $0.10 conversion price if the Company’s common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. For the notes, the Company received cash proceeds of $840,777, satisfaction of accrued and future expenses of $232,751 and applied a redemption of 10,000 preferred shares — series A at $100 per share and accrued dividends on the shares of $294,466 (note 8(c)).
$483,000 of the placement was made with board members and senior management of the Company. In addition, a non-related party received a $9,100 finder’s fee in accordance with policies of the TSX Venture Exchange.
Results of Operations
During the nine months ended March 31, 2009 the Company incurred a loss of $5,722,296 or $0.08 per share as compared to a loss of $4,095,716 or $0.08 per share for the nine months ended March 31, 2008. The increased loss resulted from decreased expense reimbursements for development costs under its development contracts. For the nine months ended March 31, 2009 and 2008, expense reimbursements were nil and $1,901,251, respectively. This was offset by costs capitalized for development projects in the current year. In addition to the Research and Development expenses, we recognized capitalized development costs of $2,676,903 during the first nine months of fiscal 2009 (2008 — nil) for our DXL625 product. Non-capitalized expenses decreased while we expanded our product line from one to six products over the past year, with two additional products announced in November 2008. Research and development costs decreased 37% and general and administrative costs increased 2% primarily due to legal and accounting fees. The decrease in research and development costs was expected with many upfront costs such as equipment purchases incurred in prior years and the beginning of product DXL625 capitalization during 2009. Additionally, the Company reduced the size of its research staff to reduce operating costs.
The details of selected, significant differences between the nine months ended March 31, 2009 and the nine months ended March 31, 2008 are as follows:
Research and Development: During the quarter, gross Research and Development expenses decreased by $321,433, a decrease of 34% (2009 — $621,855; 2008 — $943,288). There were significant decreases in almost every category, offset by increases in consulting fees to complete animal testing.

INNEXUS BIOTECHNOLOGY INC.
With respect to the Research and Development expenses, the following significant changes during the nine months ended March 31, 2009:
•
Compensation decreased $344,803, or 40% (2009 — $513,997; 2008 — $858,800). Employee benefits and payroll taxes decreased during the same time period from $106,544 in 2008 to $43,997 in 2009. Benefit costs were higher in the prior year for both the cost of initial benefit implementation and the costs incurred to reduce the workforce at our Kentucky research facility which was closed in the prior year. Expenses in both categories benefited from the capitalization of DXL625 expenses.

•
The value of stock based compensation recognized for development personnel and consultants decreased by $78,526 (2009 — $76,557; 2008 — $155,083), resulting from both lower valuations of the options for consultants resulting from current stock market levels, and also the forfeiture of options held by prior consultants.

•
Research supplies decreased $172,749, or 67%, (2009 — $83,397; 2008 — $256,146). The decrease reflects the increased costs of stocking new laboratory space during the prior year and capitalization of supplies specifically related to product DXL625.

•
Travel expenses related to research and development as well as conferences and employee training decreased $115,074 (2009 — $97,632; 2008 — $212,706), partially due to consolidating lab space in Scottsdale, AZ and capitalization of expenses specifically related to product DXL625.

•
Amortization expense decreased by $103,808 from $294,319 in 2008 to $190,511 in 2009. The reduction in amortization resulted from several factors: a slowdown in asset purchases as the laboratories became more fully equipped, capitalization of amortization costs related specifically to product DXL625 (costs which had previously been expensed), and some intellectual property costs which had completed full amortization during the year, and thus are no longer generating amortization expense.

General and Administrative: During the nine months ended March 31, 2009, General and Administrative expenses increased $73,251, an increase of 2% (2009 — $3,404,681; 2008 — $3,331,251). Related party general and administrative expenses in fiscal 2008 included $98,685 of stock based compensation and consulting fees for directors of the Company who are not also officers. Generally, the increase in gross general and administrative expenses in the nine months ended March 31, 2009 correlates with increases in legal and accounting fees, stock based compensation-consulting and salaries, and director fees and expenses. These increases were partially offset by lower consulting fees, reduced rent expense and compensation. Decreases reflect the Company’s transition to using employees for professional services and becoming more efficient in its marketing activities and use of office space for G&A activities.
With respect to general and administrative expenses, the following significant increases occurred during the year compared with the same period in the prior year:
•
Legal and accounting fees increased $446,045 (2009 — $985,314; 2008 — $539269). Increases resulted from a higher level of accounting and legal activity for corporate governance activity, a larger product line, increased patent activity, a fee dispute with a prior professional service provider, and litigation relating to claims arising from its operations in the normal course of business.

•	Stock based compensation-consulting increased from nil in 2008 to $164,429 in 2009.
•	Stock based compensation-salaries is higher than 2008 by $157,580.
•	Director fees increased $148,144 (2009 — $321,048; 2008 — $172,904) as the Company incurred costs for more frequent meetings and travel related to an increased corporate activity level.

INNEXUS BIOTECHNOLOGY INC.
•
Consulting fees decreased $309,314 in the current year from $535,119 in the prior to $225,805 in the first nine months of the current year as the company continued its replacement of outside consultants with internal personnel for recurring matters and began a stock based compensation plan for selected consultants.

•
Net rent expense allocated to non-laboratory space decreased by $169,073 (2009 - $144,974; 2008 — $314,047) as the Company allocated rent costs to research and development projects with the construction and full utilization of labs at the Scottsdale facility. In addition, sublease rental income was offset to rent expense in the current year.

•
Compensation decreased by $100,056 (2009 — $757,742; 2008 — $857,798) during the nine months ended March 31, 2009 compared to the same period in the prior year. Decreases resulted primarily from executive staff declining a regular wage, and receiving compensation in stock instead. This reduction was partially offset by the addition of personnel to oversee regulatory compliance requirements. InNexus’ rapid approach toward FDA applications for its expanding developing product line has created a need for regulatory compliance personnel, as have new financial compliance requirements for internal controls over financial reporting, the change in accounting to International Financial Reporting Standards and continued compliance with securities regulations in both Canada and the United States. In addition, the Company added administrative support personnel to address increased operational needs.

During the nine months ended March 31, 2009, the Company received interest income of $1,377 (March 31, 2008 — $67,041) and interest expense of $414,189 (March 31, 2008 — $176,776). Prior year saw larger average cash balances due to equity placements and greater amounts of stock option and warrant exercises while the rate of interest on preferred shares — series A increased during the current year, coupled with amortization of discount on notes payable, and interest accrual on convertible debentures.
Selected Annual Information
Expressed in Canadian $

	Year ended	Year ended	Year ended
	June 30, 2008	June 30, 2007	June 30, 2006
Revenue	1,010	15,274	Nil
Net loss	5,887,642	5,172,010	2,932,875
Per share — basic and diluted	(0.11)	(0.13)	(0.12)
Total assets	6,206,501	7,489,030	1,365,446
Long-term liabilities	Nil	1,492,142	Nil
Dividend accrued on Preferred Shares — Series A	603,541	359,087	160,329

INNEXUS BIOTECHNOLOGY INC.
Summary of Quarterly Results
Expressed in Canadian ($ thousands)

	Q3-09	Q2-09	Q1-09	Q4-08	Q3-08	Q2-08	Q1-08
Revenue	$—	$—	$—	$—	$—	$1	$—
Net Income
(Loss) (1)	$(2,101)	$(1,864)	$(1,757)	$(1,792)	$(1,133)	$(2,047)	$(915)
(Per Share) (2)	$(0.03)	$(0.03)	$(0.03)	$(0.03)	$(0.03)	$(0.05)	$(0.02)

(1)	Net loss per quarter and on a per share basis is the same as net loss before extraordinary items.

(2)	Diluted loss per share is the same as basic loss per share as the effect of outstanding options, warrants and other dilutive instruments would be anti-dilutive.
Trend analysis:
Throughout the nine months ended March 31, 2009 the Company continued to perform in accordance with the business strategy it built in prior years, whereby additional pre-clinical drug candidates were selected and entered into development using the application of our DXL™ technology. Specifically, drug candidate DXL1218 was added to our existing products, DXL625, DXL702, DXLr120, our DXLdiagnostics™ tool and our patented DXLmouse™.
As expected, InNexus experienced research and development costs related to its expanded and continuing development efforts.
Accordingly, the Company continued an operating financial trend established in the prior year as research and development activity increased consistently from prior year, resulting from the drive of development activity for the DXL™ products. The increase in development activity resulted in a proportionate increase in net loss for the first nine months of fiscal year 2009 since the development costs up to the amount of the contract were reimbursable under the Company’s contract with Royalty Pharma. As a result of the exhaustion of reimbursements, net loss increased during the nine months ended March 31, 2009. Net loss for the same period in the prior year was reduced by $1,901,251 due to the reimbursements. The Company is not expecting further development cost reimbursements under the contract and is expecting that net loss will increase in future periods as a result.
Net cash flows for the first nine months of fiscal year 2009 were similar to the first nine months of the prior year, with notable exceptions in cash flows from the various activities:

	Three months ended March 31,		Nine months ended March 31,
	2009	2008	2009	2008
Cash flows from:
Operating activities	$337,824	$1,297,199	$(1,448,870)	$(1,477,734)
Investing activities	(1,179,385)	(2,017,439)	(2,735,203)	(1,444,811)
Financing activities	—	316,251	1,096,162	316,251

Decrease in cash and cash equivalents	$(841,561)	$(403,989)	$(3,087,911)	$(2,606,294)

INNEXUS BIOTECHNOLOGY INC.
Cash generated during the third quarter, 2009 operating activities resulted from increases in accounts payable and liabilities. Cash generation through operating activities during the same quarter in 2008 was a result of $1,708,518 of funds committed for drug development.
Capitalization of development costs for DXL625 accounted for nearly all cash requirements for the third quarter and full year 2009, while the prior year showed $1,007,490 for purchases of equipment.
Cash provided by financing activities in the current year were from the issuance of debentures in November and December. No cash was provided through financing activities during the quarter ended March 31, 2009.
In addition to contractual cost reimbursements for development activities under the Royalty Pharma contract, the Company relied on its traditional trend of equity financing while also using its cash balances for operations. The Royalty Pharma contract calls for potential additional cash proceeds for meeting specified milestones, and the Company may meet these milestones in future periods resulting in cash infusions for additional development efforts.
Liquidity and Capital Resources
At March 31, 2009, the Company had negative working capital of $2,504,992 compared to a positive working capital of $2,205,740 at June 30, 2008.
Unrestricted cash balances decreased to $33,907 at March 31, 2009 from $3,121,819 at June 30, 2008. The cash balance from June 30, 2008 provided the cash source to cover our operating activities and our investments of laboratory property and equipment and capitalize development costs. In addition, we incurred $25,000 for potential future financings, and had proceeds from share capital of $1,121,162. Our vendor base is currently carrying some of the company financing load, as noted by the recent growth in current liabilities.
In the fourth quarter of fiscal 2007, the Company entered into a sales agreement whereby significant operating revenues could occur. There is a potential US$30,000,000 which would be received upon InNexus’ meeting specified milestones in the contracts. As of March 31, 2009 the Company believes certain of these milestones have been met. Discussions continue with Royalty Pharma concerning each party’s obligation and to settle on an obligation payment date. However, there is no guarantee that these discussions will result in additional sales proceeds. Nor is there any assurance that additional sales contracts will follow.
On December 19, 2008 in a private placement, the Company issued $1,796,000 of unsecured convertible debentures. The notes mature on November 21, 2010 and accrue interest at 10% payable quarterly beginning November 21, 2009. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. The Company may opt to redeem the convertible debentures at the $0.10 conversion price if the Company’s common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. For the notes, the Company received cash proceeds of $580,154, applied a redemption of 9,240 preferred shares — series A at $100 per share and accrued dividends on the shares of $284,846. A non-related party received a $7,000 finder’s fee in accordance with policies of the TSX Venture Exchange.
On November 21, 2008, in a private placement, the Company issued $2,368,000 of unsecured convertible debentures. The notes mature on November 21, 2010 and accrue interest at 10% payable quarterly beginning November 21, 2009. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. The Company may opt to redeem the convertible debentures at the $0.10 conversion price if the Company’s common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. For the notes, the Company received cash proceeds of $840,777, satisfaction of accrued and future expenses of $232,751 and applied a redemption of 10,000 preferred shares — series A at $100 per share and accrued dividends on the shares of $294,466 (note 8(c)).

INNEXUS BIOTECHNOLOGY INC.
The Company has traditionally relied and still relies on obtaining capital through the sale of its securities and expects to do so until it is able to secure adequate revenue from licensing and/or sales of its technologies, or other operating activities. The sale of securities is highly dependent upon numerous conditions, such as the state of the capital markets, success in contractual negotiations with third parties, success of products using the Company’s technology and other factors, many of which are largely out of the Company’s control. The Company has, in the past, been successful in securing sufficient funds through the sale of its securities to meet its operating requirements, and anticipates that it will continue to do so, but there is no assurance that it will be able to raise sufficient capital to fund its operations through the sale of its securities on terms favorable to the Company.
Commitments
1. In March 2008 at the Company’s annual general meeting, the shareholders approved payment of compensation to the Company’s CEO as consideration for additional proceeds, if any, received by the Company under the Royalty Pharma contract. As of March 31, 2009 no additional proceeds had been received and no additional compensation was owed.
2. On September 27, 2006 the Company signed a non-cancelable operating lease agreement for its laboratory and office space located on the campus of the Mayo Clinic in Scottsdale, Arizona. The agreement calls for payments of US$55,902 per month through September 2016.
Anticipated minimum annual rental payment under the agreement (US$):

2009 (six months remaining)	$167,706
2010	670,824
2011	670,824
2012	670,824
2013	670,824
Thereafter	2,180,178

$5,031,180

INNEXUS BIOTECHNOLOGY INC.
Related party transactions:
During the nine months ended March 31, 2009 the Company incurred nil (nine months ended March 31, 2008 — $98,685) for management and administrative services and research fees from related parties who are related to officers or directors of the Company.
Changes in Accounting Policies
During the year ended June 30, 2008 the Company changed its functional currency to the United States dollar from the Canadian dollar.
On July 1, 2008 the Company implemented policies related to the following new accounting pronouncements:
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CICA Handbook Section 1535, Capital Disclosures, which requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

•
CICA Handbook Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Statements — Presentation, which replaced Handbook Section 3861, Financial Statements — Disclosure and Presentation. The replacement revises and enhances disclosure requirements and carries forward unchanged the existing presentation requirements.

•
CICA Handbook Section 1400, General Standards of Financial Statement Presentation which was amended to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. When preparing financial statements, management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

CICA Handbook Section 3064, Goodwill and Intangible Assets, amends the standards for recognition, measurement, presentation and disclosure of intangible assets for profit-oriented enterprises. These standards are effective for the Company’s annual and interim financial statements beginning July 1, 2009. Standards concerning goodwill are unchanged from previous standards.
Equity Securities Issued and Outstanding
The Company had 69,621,116 common shares authorized, issued and outstanding as of June 30, 2008 and March 31, 2009. As at June 30 2008, 1,473,164 outstanding common shares remained in escrow.
As of June 30, 2008 and March 31, 2009 the Company had authorized, issued and outstanding 5,646,395 prepaid stock purchase warrants which are convertible at the option of the holders into an equal number of the Company’s common shares without any payment of additional cash. The company considers the prepaid warrants as equivalent to common shares for the purpose of computing losses per share.

INNEXUS BIOTECHNOLOGY INC.
At June 30, 2008 the Company had 2,258,594 outstanding exchangeable preferred shares issued by InNexus Exchange Corp., which at the option of the holder, are convertible into an equal number of common shares of the Company at no additional cash consideration. As at June 30, 2008 and March 31, 2009, 1,175,156 of the issued exchangeable preferred shares remained in escrow.
In conjunction with the Convertible Preferred Share financing completed by the Company in October 2005 there were 22,565 convertible preferred shares issued and outstanding as at June 30 and September 30, 2008. At November 21, 2008, 12,565 convertible preferred shares — series A remain after converting 10,000 to convertible debentures (see section on “Private Placements of Securities”). At December 20, 2008, 3,325 convertible preferred shares — series A remain after converting 9,240 to convertible debentures. Each convertible preferred share is convertible into 400 common shares of the Company. At June 30, September 30, 2008, 9,026,000 common shares of the Company had been allotted for future conversion (5,026,000 at November 21, 2008, with an additional 4,000,000 allotted for conversion of the November 18, 2010 convertible debentures). As of December 20, 2008 and March 31, 2009 1,330,000 in common shares had been allotted for future conversion.
As of March 31, 2009 10,449,509 stock options with a weighted average exercise price of $0.29 as well as 28,742,488 share purchase warrants with exercise prices ranging from $0.17 to $1.34 were outstanding. The Warrant Certificate entitles the holder to surrender the warrant and to receive in exchange a lesser number of shares than the holder would have received had the holder paid cash to exercise the warrant, and the reduction of common shares received by the holder is equivalent, at the market price on the exercise date, to the amount of cash that would have been paid to exercise the warrant.

INNEXUS BIOTECHNOLOGY INC.
Current Outlook and Business Risk Factors
Our company continues to concentrate on developing itself as well as our science, product candidates and credibility in the pharmaceutical industry. We continue to build a team of industry and regulatory expert leaders, an interactive and engaged Scientific Advisory Board, a team of commercially experienced scientists and our Board of Directors. Our state-of-the-art R&D laboratories located on the campus of the Mayo Clinic are staffed with a team of qualified professionals focused on the development of DXL™ products. We are securing long-term partners and obtaining funding through equity placements and loan facilities.
We continue to progress our company and believe we are positioned to take advantage of market trends as antibody-based products are widely expected to be the primary source of growth in the Biotechnology industry over the next decade. Within this space, cancer therapeutics are expected to be the fastest growing type of product and we also believe our DXL™ technology gives us a significant strategic advantage in developing new antibody-based cancer therapeutics, such as our DXL625 (CD20), as well as other DXL™ based products.
Technology platform companies face many and varied risks, many of which are the same industry risks faced by companies in direct research and development of pharmaceutical products. While InNexus strives to manage such risks to the extent possible and practical, risk management cannot completely eliminate risk. The following factors are those the Company’s management believes are most important in the context of the Company’s business.
We are establishing a biotechnology development business and there are no developed or approved products incorporating our DXL™ technologies. We currently rely solely on our DXL™ technology, and if our product development efforts are unsuccessful, our ability to generate revenues, cash flows and earnings will be impaired or non-existent. In addition, we have a history of losses and anticipate that we will continue to incur losses for the foreseeable future. Traditionally, we have been dependent on our collaborators’ efforts to perform research and development activities. During the past year, we built and staffed our new laboratory facilities in order to retain our development efforts within the Company. If we are unable to develop monoclonal antibody based products utilizing our DXL technology platform, we will not be able to achieve profitable operations. As a result, we need to raise additional capital at favorable terms to fund our operations. The lack of additional capital or profitable products stemming from either internal development or collaborative arrangements could dilute our shareholders’ equity or eventually compel the Company to cease operations.
We are dependent upon our key personnel, the loss of whom would make it difficult to manage our business operations and may jeopardize the development of our DXL products. Any potential products resulting from our DXL™ technology will require research and development and significant testing before they may be marketed commercially. Furthermore, it is uncertain whether any potential products will require regulatory approval, which can be a long process, which could delay approval and our ability to market the product and generate revenues. Our technology may also become obsolete or otherwise fail to keep pace with the industry’s evolving requirements. Failure to obtain market acceptance for products would negatively impact our revenue and ability to operate profitably.

INNEXUS BIOTECHNOLOGY INC.
From time to time the Company is involved in litigation relating to claims arising from its operations in the normal course of business. The Company utilizes various risk management strategies, including employee education and the maintenance of liability insurance against certain risks. Though all litigation contains inherent uncertainty, the Company does not currently believe that the resolution of any legal proceedings is likely to have a material adverse effect on the Company’s financial position, operations or cash flows in the future.
Our proprietary technology may require unpredictable and costly protection. Failure to protect our technology could result in additional competition for our potential products from third parties who may infringe on our technology. In addition, claims of infringement on proprietary rights of third parties may prevent us from marketing our technology or using it to develop products, or we may be required to enter into a license agreement to do so. These situations may negatively impact our ability to generate revenues, cash flows and earnings.
We could be exposed to significant liability claims if we are unable to continue to obtain insurance at acceptable costs and adequate levels, or otherwise protect ourselves against claims. Also, our business may be materially affected by cost-containment efforts of governmental and third party payers to reduce costs of health care, such as pricing restriction on pharmaceutical products, including ours.
The market price of the Company’s common shares could be subject to wide fluctuations in response to, and may be adversely affected by, quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations. We are also subject to currency exchange rate fluctuations between the Canadian, US and Barbadian dollars. Exchange rate volatility can have a significant effect on the market prices of securities issued by companies for reasons unrelated to their operating performance. No dividends have been paid to date on the Company’s common shares. The Company anticipates that for the foreseeable future the Company’s earnings, if any, will be retained for use in its business and that no cash dividends will be paid on the common shares.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.
The Company is not required to file an Annual Information Form under current security legislation and thus has not filed one.
Disclaimer
The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents file on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

INNEXUS BIOTECHNOLOGY INC.
Forward-Looking Statements
Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the markets for the Company’s products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.
Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and are generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.